FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Financial Report
And
Report of Independent Registered
Public Accounting Firm

June 30, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/21**   AND ENDING **06/30/22**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Financial Sense Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10809 Thornmint Road 2nd Floor

(No. and Street)

San Diego	**CA**	**92127**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Valenzuela	**(858) 487-3939**	alan.valenzuela@financialsense.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	**2370**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Valenzuela _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Sense Securities, Inc _____, as of _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____ San Diego _____ }

On _Aug. 29, 2022_ before me, _D. Peacock_ ,Notary Public
_____Date_____   _Here Insert Name and Title of the Officer_

personally appeared _Abdiel Valenzuela_
                              Name(s) of Signer(s).

---

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

D. PEACOCK
COMM. # 2371073
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SAN DIEGO
MY COMM. EXP. AUG. 16, 2025

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
              Signature of Notary Public

Place Notary Seal and/or Stamp Above

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Financial Sense Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Financial Sense Securities, Inc. as of June 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sense Securities, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Financial Sense Securities, Inc. management. My responsibility is to express an opinion on Financial Sense Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Financial Sense Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Financial Sense Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Financial Sense Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Financial Sense Securities, Inc.'s auditor since 2015.

Tarzana, California

August 22, 2022

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Financial Condition

June 30, 2022

ASSETS

Cash and cash equivalents	$522,770
Securities owned, at fair market value	561,588
Commissions receivable	76,286
Deposits with clearing organization	100,000
Deferred income taxes	108,193
	$1,368,837

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 2,596
Accrued commissions	314,066
Due to related party	45,000
	$361,662
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized,	
100 shares issued and outstanding	30,000
Paid-in capital	167,793
Retained earnings	809,382
Total stockholder's equity	1,007,175
	$1,368,837

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Income

Year Ended June 30, 2022

Revenues	
Commissions	$444,294
Revenue from sale of investment company shares	57,712
Other revenues	660,986
Realized gain on securities owned	67,618
Unrealized loss on securities owned	(156,920)
Interest	18,906
Total revenues	$1,092,596
Expenses	
Clearing and other charges	$324,479
Commissions	327,681
Expense sharing	308,485
Information services	73,278
Taxes, licenses, and registrations	21,923
Insurance	16,220
Total expenses	$1,072,066
Income before income taxes	20,530
Income tax expense	(1,282)
Net income	$ 21,812

See notes to financial statements.

3

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2022

| | Common Stock | | Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, July 1, 2021	100	$30,000	$42,793	$787,570	$860,363
Capital Contributed			$125,000		$125,000
Net income	-	-	-	21,812	21,812
Balance, June 30, 2022	100	$30,000	$167,793	$809,382	$1,007,175

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Cash Flows

Year Ended June 30, 2022

Cash flows from operating activities	
Net income	$ 21,812
Deferred taxes	(37,695)
Unrealized loss on securities owned	156,920
Realized gain on securities owned	(67,616)
Changes in operating assets and liabilities	
Commissions receivable	(14,837)
Prepaid income taxes	82,950
Accounts payable	1,438
Accrued commissions	(18,726)
Due to related party	45,000
Net cash provided by operating activities	$169,246
Cash flows from investing activities	
Proceeds from the sale of securities	292,693
Purchase of securities	(363,194)
Net cash used in investing activities	(70,501)
Cash flows from financing activity	
Capital contribution	$125,000
Net cash provided by financing activity	$125,000
Net increase (decrease) in cash and cash equivalents	223,745
Cash and cash equivalents	
Beginning of year	299,025
End of year	$522,770
Supplemental disclosure of cash flow information	
Taxes paid	$ 9,172
Interest paid	$ 0

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition – ASC 606

A. Significant accounting policy: Revenue is measured based on   a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes   revenue when it satisfied a performance obligation by transferring control over a product   or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2022.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2022 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2022.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Notes to Financial Statements

2. **FAIR VALUE MEASUREMENTS**

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.

- Equity Securities: Valued at quoted market prices.

- Mutual Funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2022:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Equity securities	$519,980	-	-	519,980
US Treasury Bills	318,926			318,926
	$838,906	$ -	$ -	$838,906

3. **INCOME TAXES**

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2017.

Income tax expense	
Federal	$25,626
State	10,787
	$36,413
Deferred taxes	
Federal	$26,528
State	11,167
	$37,695

At June 30, 2022, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$14,428
Unrealized investment loss	93,765
Deferred tax asset (liability), net	$108,193

4. **RELATED PARTY TRANSACTIONS**

The Company is a wholly owned subsidiary of Financial Sense Advisors, Inc. ("FSA"). FSA is a registered investment advisor which clears certain securities transactions through the Company. FSA has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, FSA charged the Company expenses of $308,485 in fiscal 2022. The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is by the parent company. The expense sharing agreement terminated on October 31, 2021. The Company owed FSA $45,000 as of June 30, 2022.

5. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2022 was 0.4739 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2022, the Company had net capital of $705,812 which was $605,810 in excess of the amount required by the SEC. The company's minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness or $361,662, which in this case is $100,000.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2022, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. CLEARING AGREEMENT AND CLEARING DEPOSIT

The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, National Financial Services, LLC. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves all books and records. In accordance with its clearing agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of approximately $100,000. The funds are invested in a money market fund.

9. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position. to this matter.

10. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2022 through August 22, 2022 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying statements nor have any subsequent events occurred, the nature of which would require disclosure.

*****

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2022

Total stockholder's equity	$1,007,175
Less non-allowable assets	
Deferred income taxes	82,661
Net capital before charges on security positions	763,228
Less charges on security positions	
Securities owned	46,656
Undue concentration	5,652
Net capital	$705,810
Total aggregate indebtedness	$ 361,662
Ratio of aggregate indebtedness to net capital	0.4739
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2022.*

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2022

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2022; and a reconciliation to that calculation is not included herein.

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2022

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

The Company is exempt from the Rule 15c3-3 as it related to possession and control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073.

Financial Sense Securities, Inc.
Exemption Report

Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

    (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

    (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker/dealers, or providing technology or platform services; and/or (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2021 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Financial Sense Securities, Inc.

By: _____

Title: CCO

Date: 8/22/22

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Financial Sense Securities, Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Financial Sense Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sense Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Financial Sense Securities, Inc., stated that Financial Sense Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) Financial Sense Securities, Inc. stated that Financial Sense Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3)selling group participant (corporate securities other than mutual funds on a best efforts basis only); (4) mutual fund retailer (both application and wire order basis); (5) US government securities broker or dealer; (6) Municipal securities broker or dealer; (7) broker or dealer selling variable life insurance or annuities (8) put and call broker or dealer or option writer; (9) investment advisory services; (10) private placements or securities; and/or (11) trading securities for own account not with the firm's customers and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Financial Sense Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial Sense Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 22, 2022

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Financial Sense Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Financial Sense Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Sense Securities, Inc. (the "Company") for the year ended June 30, 2022, solely to assist you and SIPC in evaluating Financial Sense Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 22, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48630 FINRA June
Financial Sense Securities, Inc.
10809 Thornmint Rd 2nd Floor
San Diego, CA 92127

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 475

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (221)

      1/26/22
      Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   254

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 254

   G. PAYMENT: √ the box
      Check mailed to P.O. Box [ ] Funds Wired [✓] ACH [ ]
      Total (must be same as F above) $ 254

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial Sense Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 22 day of August, 20 22

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __7\1\21__
and ending __6/30/22__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,092,588__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __461,880__

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __313,981__

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     _____ _____

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii) _____

     Total deductions __775,861__

2d. SIPC Net Operating Revenues $ __316,727__

2e. General Assessment @ .0015 $ __475__

     (to page 1, line 2.A.)

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